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                          December 18, 2023

       James J. Kim
       Chief Executive Officer
       Central Valley Community Bancorp
       7100 N. Financial Dr., Suite 101
       Fresno, CA 93720

                                                        Re: Central Valley
Community Bancorp
                                                            Registration
Statement on Form S-4
                                                            Filed December 8,
2023
                                                            File No. 333-275942

       Dear James J. Kim:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Mark A. Bonenfant, Esq.